# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jaguar Health, Inc., CIK 0001585608
CUSIP: 47010C888
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Pine Street, Suite 400, San Francisco, California (CA), 94104
Date of event which requires filing of this statement: 12/17/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001925658

## Reporting persons
- Joshua Mailman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 337,321; shared voting power 249,999; sole dispositive power 337,321; shared dispositive power 249,999; aggregate amount beneficially owned 587,320 (8.4% of the class)

## Item 1. Issuer
Name of issuer: Jaguar Health, Inc.
Address of issuer's principal executive offices: 200 Pine Street, Suite 400 San Francisco, California

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Joshua Mailman ("Mr. Mailman").
Address of principal business office or, if none, residence:
The principal business office of the Reporting Person is:

c/o Citron Cooperman
50 Rockefeller Plaza, 4th Floor
New York, NY 10020
Citizenship: Joshua Mailman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 587,320
Percent of class: 8.4%
Sole power to vote or to direct the vote: 337,321
Shared power to vote or to direct the vote: 249,999
Sole power to dispose or to direct the disposition: 337,321
Shared power to dispose or to direct the disposition: 249,999

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joshua Mailman: /s/ Joshua Mailman, Joshua Mailman (01/05/2025)